Michael L. Seneski Chief Financial Officer	One American Road Dearborn, Michigan 48126

July 3, 2013

Via EDGAR and E-mail Mr. David Irving Reviewing Staff Accountant Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549
Re:	Ford Motor Credit Company LLC Form 10-K for Fiscal Period Ended December 31, 2012 Filed February 19, 2013 File No. 001-06368

Dear Mr. Irving:

The following is in response to the comments and request for information set forth in your letter of
May 22, 2013 regarding the Annual Report on Form 10-K filed for the year ended December 31, 2012 (the “2012 10-K Report”) filed by Ford Motor Credit Company LLC (“Ford Credit”). For the convenience of the Staff, each comment is repeated verbatim with Ford Credit’s response immediately following. Page references are to pages of the 2012 10-K Report.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18
1. Given that financing margins are one of the principal factors that influences earnings, please tell us and revise future filings to provide a discussion which addresses the financing margins recognized on both consumer and non-consumer receivables for each of the periods presented. This discussion should be supplemented further by addressing results within each of the identified business segments.

To address your comments, we believe our Management’s Discussion and Analysis (“MD&A”) section of our periodic reports would be improved and would enable readers to better understand year-over-year variances in our financial performance if we were to provide definitions of the causal factors we use in explaining year-over-year variances, as well as more detail about the reasons those factors caused significant changes in our results.

Beginning with our second quarter 2013 Form 10-Q Report, we will include in the MD&A section of future periodic reports the causal factor definitions set forth in Attachment I hereto. Also, in explaining significant year-over-year changes in our results, we will provide a more detailed analysis of the reasons for those changes.

As an example of this approach, the variance discussion for our 2012 pre-tax results would have read as follows:

The unfavorable lease residual performance primarily reflected lower residual gains, driven by lower termination and return volumes and lower per-unit gains. On average, vehicles were sold at gains in 2011 and 2012, but we had fewer lease vehicles returned -- 76,000 vehicles returned in 2012 compared with 144,000 vehicles returned in 2011. For 2012, the lower return volume and smaller per-unit gains resulted in $523 million adverse residual performance when compared to 2011.

Lower financing margin is more than explained by a reduction in revenue from consumer receivables and operating leases in our North American segment. This decline reflected the run off of higher yielding consumer receivables and operating leases originated in prior years and the origination in more recent years of lower-yielding assets. Interest expense as a percent of average receivables decreased, but at a lower rate.

2. Please tell us and revise future filings to address the changes in the level of interest supplements and other support costs earned (i.e. support) on each of the different types of consumer and non-consumer receivables for the periods presented. For example, address whether the level of support varies depending on the type of receivable and/or by geographic segment.

As shown on page FC-2, interest supplements and other support costs earned from affiliated companies (“subvention”) decreased from $2.8 billion in 2011 to $2.4 billion in 2012. This decrease primarily reflected (i) fewer North American consumer receivables receiving subvention and (ii) a lower level of market interest rates across all asset classes and geographic segments, which resulted in reduced levels of subvention.

It should be noted, however, that, assuming constant volume and mix, a change in subvention would be offset by a change in revenue from the third party obligors. This would result in no impact on our financing margin. It is for this reason that management considers the source of the revenue, whether Ford Motor Company (“Ford”) and its affiliates or third party obligors, to be irrelevant.

Accordingly, we do not believe a year-over-year variance analysis of changes in subvention is meaningful to investors. Our existing disclosures are consistent with the disclosure standard of enabling investors to see our business “through the eyes of management” because management does not analyze changes in subvention in connection with assessing financial performance.

Beginning with our third quarter 2013 Form 10-Q Report, we plan to no longer include a separate line item, “Interest supplements and other support costs earned from affiliated companies,” on our income statement. We plan to revise our income statement presentation to include subvention within the appropriate financing revenue line for each asset class. We believe this would allow the readers of our financial statements to better understand our earnings by asset class, which is more consistent with how our management analyzes the business. We will continue to disclose the amount of subvention earned in our Transactions with Affiliated Companies footnote. Below is our proposed presentation of the Financing Revenue section of our income statement using year ended 2012 and 2011 financing revenue:

	2012	2011
Financing Revenue
Operating Leases	$3,382	$3,172
Retail	2,980	3,501
Wholesale	1,363	1,503
Other	157	145
Total Financing Revenue	$7,882	$8,321

3. We note the continued increase in the level of North American operating lease placement volume, the decrease in the level of terminations and returns in each of the last two fiscal years, and the increase in the 36 month auction values. Please tell us and revise future filings to address the changes in the mix of operating lease periods (i.e. for both consumer and non-consumer receivables) and how this has impacted the resulting lease activity and the financial impact on the periods presented.

Our operating leases are not part of our finance receivables and are not included as part of our consumer and non-consumer receivables.

As disclosed on page 26, our North American lease termination volume declined in 2012, compared with prior years, primarily reflecting the impact of low lease placement volume of 67,000 and 120,000 in 2009 and 2010, respectively. Nearly all of our leases have terms between 24 months and 39 months, so placement volume in 2009 and 2010 had the greatest impact on 2012 termination volume.

Our term-mix of leases (proportion of 24 month, 36 month, 39 month, or other terms) shifts over time and is dependent on specific marketing programs from Ford. From mid-2008 through the end of 2009, the marketing programs did not support 24 month leases, resulting in low 24 month termination volume in the second half of 2010 and full-year 2011.

We recognize revenue and depreciation expense on a straight-line basis over the term of the lease. The impact of our lease portfolio on lease revenue and depreciation is closely related to the number of active leases at a point in time. Additionally, the number of lease terminations, changes in vehicle return rates, or the performance of the used vehicle auction market within a given year can also impact our financial results. For example, in a strong auction market, lease vehicles returned to us may sell at prices above their assumed residual value, which would result in a gain. At the same time, however, as auction values increase, more customers elect to purchase their vehicle at lease end, lowering the return rate. As auction values decrease, fewer customers elect to purchase their vehicle at lease end, increasing the return rate.

Neither Ford Credit’s placement volume nor termination volume, in itself, has a significant impact on auction values. Auction values tend to be driven by macroeconomic or industry-wide trends, such as unemployment, inflation (particularly new vehicle pricing), and the overall industry-wide used vehicle supply.

Our mix of vehicles within our lease portfolio (proportion of a given model, brand, or vehicle segment) shifts over time, and is dependent on specific marketing programs from Ford. Auction price changes related to mix have no significant impact on Ford Credit’s earnings because our assumed residual value of each vehicle subject to lease is based on that vehicle’s characteristics at lease inception. For example, we would expect to receive more at auction (and therefore would assume a higher residual value) for a higher series model (e.g., F-150 King Ranch model) than a lower series model (e.g., F-150 XLT model).

Beginning with our second quarter 2013 Form 10-Q Report, to the extent not already provided, we will provide additional disclosures similar to the foregoing to better explain our operating lease activity and its financial impact. In addition, as discussed in response to comment 1, we will add to future periodic reports a definition of the causal factor “lease residual” that we use to explain year-over-year variances in our financial results.

Notes to the Financial Statements

Note 18. Fair Value Measurements, FC-39
4. Please tell us and revise future filings to include the disclosure requirements of ASC 820-10-50-2E for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed.

We believe our fair value disclosures as set forth in various notes to our financial statements (i.e., the Fair Value Measurements footnote (FC-41), Finance Receivables footnote (FC-10), and Debt footnote (FC-29)), do meet the requirements of ASC 820-10-50-2E. However, we understand other registrants’ practices are to make all fair value disclosures in a single fair value measurement footnote.

For finance receivables and debt not measured at fair value in the financial statements, we believe that the presentation of fair value disclosures in the relevant footnotes is more understandable and reader-friendly than grouping them all in a single fair value footnote. For a reader of our financial statements interested in finance receivables or debt, our view is that it is more meaningful and convenient to be able to read about the fair value measurement of those instruments in the context of the overall discussion of our finance receivables or debt in their respective footnotes. Under this approach, readers can more easily compare the fair values with the carrying values used in our financial statements. For example, when the fair value of debt is significantly different than its carrying value, we think it is helpful for readers to see the comparison in the same footnote. Further, we do include in the related footnotes a prominent cross-reference to the Fair Value Measurements footnote so that readers can readily refer to that footnote to understand, for example, the methodologies we use in calculating fair values. For these reasons, we would prefer to retain our existing presentation of required fair value disclosures.

***
In connection with our responses to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our response set forth above, please call Jane Carnarvon at (313) 248-1496, David Witten at (313) 845-8476, or me at (313) 322-1774.

Sincerely,

/s/ Michael L. Seneski

Michael L. Seneski
Chief Financial Officer
Ford Motor Credit Company LLC

cc:	Marc Thomas, Division of Corporation Finance, SEC Jane Carnarvon, Vice President of Accounting, Ford Credit David Witten, Attorney, Ford

Attachment I
Results of Operations

In general, we measure period-to-period changes in pre-tax profit using the causal factors listed below:

Volume - Volume is reflected within Net Financing Margin on the income statement.

•
Volume primarily measures changes in Net Financing Margin driven by changes in average finance receivables and net investment in operating leases at prior period Financing Margin Yield (defined below in Financing Margin).

•
Volume changes are primarily driven by the volume of new and used vehicle sales and leases, the extent to which we purchase retail installment sale and lease contracts, the extent to which we provide wholesale financing, the sales price of the vehicles financed, the level of dealer inventories, Ford-sponsored special-rate financing programs available exclusively through us, and the availability of cost-effective funding for the purchase of retail installment sale and lease contracts and to provide wholesale financing.

Financing Margin – Financing Margin is reflected within Net Financing Margin on the income statement.

•
Financing Margin variance is the period to period change in Financing Margin Yield multiplied by the present period average receivables. Financing Margin Yield equals revenue, less interest expense and scheduled depreciation for the period, divided by average receivables for the same period.

•
Financing Margin changes are driven by changes in revenue and interest expense. Changes in revenue are primarily driven by the level of market interest rates, cost assumptions in pricing, mix of business, and competitive environment. Changes in interest expense are primarily driven by the level of market interest rates, borrowing spreads and asset-liability management.

Credit Loss – Credit Loss is reflected as the Provision for Credit Losses on the income statement.

•
Credit Loss measures changes in the Provision for Credit Losses. For analysis purposes, management splits the Provision for Credit Losses primarily into Net Charge-Offs and the Change in the Allowance for Credit Losses.

•
Net Charge-Offs changes are primarily driven by the number of repossessions, severity per repossession and recoveries. Changes in the Allowance for Credit Losses are primarily driven by changes in historical trends in credit losses and recoveries, changes in the composition and size of our present portfolio, changes in trends in historical used vehicle values, and changes in economic conditions. For additional information on the allowance for credit losses, refer to the “Critical Accounting Estimates – Allowance for Credit Losses” section of Item 7 of Part II of our 10-K Report.

Lease Residual – Lease Residual is reflected within Depreciation on Vehicles Subject to Operating Leases on the income statement.

•
Lease Residual measures changes to residual performance. For analysis purposes, management splits residual performance primarily into Residual Gains and Losses, and the change in Accumulated Supplemental Depreciation.

•
Residual Gains and Losses changes are primarily driven by the number of vehicles returned to us and sold, and the difference between the auction value and the depreciated value of the vehicles sold. Changes in Accumulated Supplemental Depreciation are primarily driven by changes in our estimate of the number of vehicles that will be returned to us and sold, and changes in our estimate of the expected auction value at the end of the lease term. For additional information on Accumulated Supplemental Depreciation, refer to the “Critical Accounting Estimates – Accumulated Depreciation on Vehicles Subject to Operating Leases” section of Item 7 of Part II of our 10-K Report.

Other - Primarily includes Operating Expenses, Other Revenue and Insurance Expenses on the income statement.

•	Changes in Operating Expenses are primarily driven by salaried personnel costs, facilities costs and costs associated with the origination and servicing of customer contracts.

•
In general, Other Revenue changes are primarily driven by changes in earnings related to market valuation adjustments to derivatives (primarily related to movements in interest rates), and other miscellaneous items.

2